Filed by EQRx, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to 14a-12 under the Securities Exchange Act of 1934

Subject Company: EQRx, Inc.

Commission File No.: 001-40312

Date: August 1, 2023

This filing relates to the proposed transaction between Revolution Medicines, Inc. a Delaware corporation (“Revolution Medicines”), and EQRx, Inc., a Delaware corporation (“EQRx”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of July 31, 2023 (the “Merger Agreement”), by and among Revolution Medicines, EQRx, Equinox Merger Sub I, Inc., a Delaware corporation and a wholly owned subsidiary of Revolution Medicines (“Merger Sub I”), and Equinox Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of Revolution Medicines (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs” and each a “Merger Sub”).

On August 1, 2023, EQRx published the following communication:

Letter to All Employees

From: Melanie Nallicheri

To: All EQRx Employees

Date: August 1, 2023

Subject: Important Update

Dear EQRx-ers,

I am writing to you today with important news regarding the future of our company. A few minutes ago, we announced that EQRx entered into an agreement to be acquired by Revolution Medicines. The press release can be found here. I want to be upfront and acknowledge that this agreement will have a significant impact on all EQRx-ers; it means EQRx will cease to exist as an independent company, and as a result, we will wind down programs over the coming months. Today’s announcement will result in a phased company-wide reduction in force that will occur this fall, with the expectation that the first wave will be in early September.

I understand that today’s news will lead to a lot of questions, and as always, we will address those as transparently as possible. To that end, we’ll be hosting a town hall meeting at 1 pm ET today.

Additionally, Revolution Medicines will be holding an investor call about this announcement at 8:30 am ET – you can register to listen in here.

Below, I would like to share more about how we arrived at this decision, what this means for you and other stakeholders, and what happens next.

How We Got Here

Our Board ran a rigorous and thorough process, led by an independent Transaction Committee, to explore the best path forward for EQRx, to compare different options and ultimately recommended the transaction with Revolution Medicines. We believe this transaction is consistent with our mission to make a meaningful impact for patients and our duty to deliver value for shareholders.

We believe Revolution Medicines represents an exciting opportunity. One of the important frontiers in beating cancer, RAS-addicted cancers represent 30% of all human cancers and affect a large range of indications, including some, like pancreatic cancer, for which no meaningful options for patients exist today. Revolution Medicines is laser-focused on advancing one of the largest, most promising portfolios in our industry that includes several clinical stage and preclinical, highly innovative drug candidates to help patients with RAS-addicted cancers. Our capital will allow Revolution Medicines to super-charge its important vision to address one of the largest areas of unmet need in oncology.

What This Means

Upon closing of this transaction, our stockholders will become stockholders of Revolution Medicines, and EQRx will cease to exist as an independent company. EQRx will cease to trade on the Nasdaq stock exchange and our more than $1 billion of capital will become part of Revolution Medicines’ available capital. Revolution Medicines does not intend to advance EQRx’s portfolio, and we will plan to wind down our programs over the coming months as I noted above.

I want to assure you that this decision was not made lightly and does not in any way diminish the incredible efforts of each of you since our founding. You should all be proud of the exceptional work you have done to advance our mission of bringing innovative medicines to patients worldwide.

What Happens Next

We’ll be hosting a town hall meeting at 1 pm ET today to speak with each other and answer as many questions as we can. We can tell you that the transaction is currently expected to close in November 2023 or later, subject to satisfaction of customary closing conditions, including regulatory review and majority vote of approval by stockholders of both EQRx and Revolution Medicines.

During this time period, each of you remains critical to this process as we wind down the business. The uncertainty and adjustment to our daily routine is likely to weigh on each of you differently, so I would like to ask everyone to take the time to listen to and support one another. We also understand the personal impact this will have on you and your families and will offer all EQRx-ers a generous separation package that includes base pay for a period of time based on level and tenure, COBRA coverage for a period of time, subject to entering into the terms of a separation agreement, and outplacement support. All equity awards will accelerate in connection with the closing of the transaction. We will also provide you with more details around how the employee equity awards will be handled in the coming weeks. Additionally, Revolution Medicines has let us know that they are continuing to hire at an aggressive pace, and we will be sharing your resumes, if you desire, with them. More details on the wind-down process will be shared at the town hall and in the days thereafter.

We encourage open communication throughout this process, and I welcome your questions about what I’ve shared in this letter. Please ask them in the way you are most comfortable doing so, including during town halls or via your SLT/ET member or AllVoices at https://eqrx.allvoices.co/.

Because this transaction is likely to pick up public interest, please send any inquiries from the media or other outside parties to Brittany Rudolph at brudolph@eqrx.com.

In Closing

I am truly grateful for each of your contributions and commitment to our company. I hope you take pride in the many accomplishments we have achieved against our bold mission, and in the tremendous team we established along the way. I look forward to speaking with you further today.

With Sincere Appreciation,

Melanie

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of federal securities laws, including the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current plans, estimates and expectations of management of Revolution Medicines and EQRx in light of historical results and trends, current conditions and potential future developments, and are subject to various risks and uncertainties that could cause actual results to differ materially from such statements. The inclusion of forward-looking statements should not be regarded as a representation that such plans, estimates and expectations will be achieved. Words such as “anticipate,” “expect,” “project,” “intend,” “believe,” “may,” “will,” “should,” “plan,” “could,” “continue,” “target,” “contemplate,” “estimate,” “forecast,” “guidance,” “predict,” “possible,” “potential,” “pursue,” “likely,” and words and terms of similar substance used in connection with any discussion of future plans, actions or events identify forward-looking statements. All statements, other than historical facts, including express or implied statements regarding the proposed transaction; the conversion of equity interests contemplated by the Merger Agreement; the issuance of common stock of Revolution Medicines contemplated by the Merger Agreement; the expected filing by Revolution Medicines of a registration statement and Joint Proxy Statement/Prospectus to be included therein; the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions; the expected benefits of the proposed transaction; the competitive ability and position of the combined company; and any assumptions underlying any of the foregoing, are forward-looking statements. Important factors that could cause actual results to differ materially from Revolution Medicines’ and EQRx’s plans, estimates or expectations described in such forward-looking statements could include, but are not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all, which may adversely affect Revolution Medicines’ and EQRx’s businesses and the price of their respective securities; (ii) uncertainties as to the timing of the consummation of the proposed transaction; (iii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approvals by both Revolution Medicines’ stockholders and EQRx’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the transaction; (iv) that the proposed transaction may involve unexpected costs, liabilities or delays; (v) the effect of the announcement, pendency or completion of the proposed transaction on each of Revolution Medicines’ or EQRx’s ability to attract, motivate, retain and hire key personnel and maintain relationships with customers, distributors, suppliers and others with whom Revolution Medicines or EQRx does business, or on Revolution Medicines’ or EQRx’s operating results and business generally; (vi) that the proposed transaction may divert management’s attention from each of Revolution Medicines’ and EQRx’s ongoing business operations; (vii) the risk of any legal proceedings related to the proposed transaction or otherwise, or the impact of the proposed transaction thereupon, including resulting expense or delay; (viii) that Revolution Medicines or EQRx may be adversely affected by other economic, business and/or competitive factors; (ix) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement relating to the proposed transaction, including in circumstances which would require Revolution Medicines or EQRx to pay a termination fee; (x) the risk that restrictions during the pendency of the proposed transaction may impact Revolution Medicines’ or EQRx’s ability to pursue certain business opportunities or strategic transactions; (xi) the risk that Revolution Medicines or EQRx may be unable to obtain governmental and regulatory approvals required for the proposed transaction, or that required governmental and regulatory approvals may delay the consummation of the proposed transaction or result in the imposition of conditions that could reduce the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction; (xii) the risk that the anticipated benefits of the proposed transaction may otherwise not be fully realized or may take longer to realize than expected; (xiii) the impact of legislative, regulatory, economic, competitive and technological changes; (xiv) risks relating to the value of Revolution Medicines securities to be issued in the proposed transaction; (xv) the risk that integration of the proposed transaction post-closing may not occur as anticipated or the combined company may not be able to achieve the growth prospects expected from the transaction; (xvi) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Revolution Medicines and the common stock and publicly traded warrants of EQRx; (xvii) the implementation of each of Revolution Medicines’ and EQRx’s business model and strategic plans for product candidates and pipeline, and challenges inherent in developing, commercializing, manufacturing, launching, marketing and selling potential existing and new products;

(xviii) the scope, progress, results and costs of developing Revolution Medicines’ and EQRx’s product candidates and any future product candidates, including conducting preclinical studies and clinical trials, and otherwise related to the research and development of Revolution Medicines’ and EQRx’s pipeline; (xix) the timing and costs involved in obtaining and maintaining regulatory approval for Revolution Medicines’ and EQRx’s current or future product candidates, and any related restrictions, limitations and/or warnings in the label of an approved product; (xx) the market for, adoption (including rate and degree of market acceptance) and pricing and reimbursement of Revolution Medicines’ and EQRx’s product candidates and their respective abilities to compete with therapies and procedures that are rapidly growing and evolving; (xxi) uncertainties in contractual relationships, including collaborations, partnerships, licensing or other arrangements and the performance of third-party suppliers and manufacturers; (xxii) the ability of each of Revolution Medicines and EQRx to establish and maintain intellectual property protection for products or avoid or defend claims of infringement; (xxiii) exposure to inflation, currency rate and interest rate fluctuations and risks associated with doing business locally and internationally, as well as fluctuations in the market price of each of Revolution Medicines’ and EQRx’s traded securities; (xxiv) risks relating to competition within the industry in which each of Revolution Medicines and EQRx operate; (xxv) the unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities; (xxvi) whether the termination of EQRx’s license agreements and/or discovery collaboration agreements may impact its or Revolution Medicines’ ability to license in additional programs in the future and the risk of delays or unforeseen costs in terminating such arrangements; (xxvii) risks that restructuring costs and charges may be greater than anticipated or incurred in different periods than anticipated; (xxviii) the risk that EQRx’s restructuring efforts may adversely affect its programs and its ability to recruit and retain skilled and motivated personnel, and may be distracting to employees and management; and (xxix) the risk that EQRx’s restructuring or wind-down efforts may negatively impact its business operations and reputation with or ability to serve counterparties or may take longer to realize than expected, as well as each of Revolution Medicines’ and EQRx’s response to any of the aforementioned factors. Additional factors that may affect the future results of Revolution Medicines and EQRx are set forth in their respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of Revolution Medicines’ and EQRx’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other filings with the SEC, which are available on the SEC’s website at www.sec.gov. See in particular Item 1A of Revolution Medicines’ Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 under the heading “Risk Factors,” and Item 1A of each of EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 under the headings “Risk Factors.” The risks and uncertainties described above and in the SEC filings cited above are not exclusive and further information concerning Revolution Medicines and EQRx and their respective businesses, including factors that potentially could materially affect their respective businesses, financial conditions or operating results, may emerge from time to time. Readers are urged to consider these factors carefully in evaluating these forward-looking statements, and not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. Readers should also carefully review the risk factors described in other documents that Revolution Medicines and EQRx file from time to time with the SEC. Except as required by law, each of Revolution Medicines and EQRx assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future.

Additional Information and Where to Find It

In connection with the proposed transaction, Revolution Medicines and EQRx plan to file with the SEC and mail or otherwise provide to their respective security holders a joint proxy statement/prospectus regarding the proposed transaction (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”). INVESTORS AND REVOLUTION MEDICINES’ AND EQRX’S RESPECTIVE SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED BY EACH OF REVOLUTION MEDICINES AND EQRX WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE THEREIN BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION.

Revolution Medicines’ investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that Revolution Medicines files with the SEC (when available) from the SEC’s website at www.sec.gov and Revolution Medicines’ website at ir.revmed.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by Revolution Medicines with the SEC (when available) may be obtained from Revolution Medicines free of charge by directing a request to Eric Bonach, H/Advisors Abernathy at eric.bonach@h-advisors.global.

EQRx’s investors and security holders may obtain a free copy of the Joint Proxy Statement/Prospectus and other documents that EQRx files with the SEC (when available) from the SEC’s website at www.sec.gov and EQRx’s website at investors.eqrx.com. In addition, the Joint Proxy Statement/Prospectus and other documents filed by EQRx with the SEC (when available) may be obtained from EQRx free of charge by directing a request to EQRx’s Investor Relations at investors@eqrx.com.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Revolution Medicines, EQRx and their respective directors, executive officers, other members of management, certain employees and other persons may be deemed to be participants in the solicitation of proxies from the security holders of Revolution Medicines and EQRx in connection with the proposed transaction. Security holders may obtain information regarding the names, affiliations and interests of Revolution Medicines’ directors and executive officers in Revolution Medicines’ Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 27, 2023, and Revolution Medicines’ definitive proxy statement on Schedule 14A for its 2023 annual meeting of stockholders, which was filed with the SEC on April 26, 2023. To the extent holdings of Revolution Medicines’ securities by Revolution Medicines’ directors and executive officers have changed since the amounts set forth in such proxy statement, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Security holders may obtain information regarding the names, affiliations and interests of EQRx’s directors and executive officers in EQRx’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 23, 2023, and in certain of EQRx’s Current Reports on Form 8-K. To the extent holdings of EQRx’s securities by EQRx’s directors and executive officers have changed since the amounts set forth in such Annual Report on Form 10-K, such changes have been or will be reflected on subsequent Statements of Changes in Beneficial Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such individuals in the proposed transaction will be included in the Joint Proxy Statement/Prospectus relating to the proposed transaction when it is filed with the SEC. These documents (when available) may be obtained free of charge from the SEC’s website at www.sec.gov, Revolution Medicines’ website at www.revmed.com and EQRx’s website at www.eqrx.com.